Filed by NCS Multistage Holdings, Inc.

(Commission File No. 001-38071)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NCS Multistage Holdings, Inc.

(Commission File No. 001-38071)

The following email was sent to employees of NCS Multistage Holdings, Inc. on June 1, 2026:

World Headquarters 19350 State Highway 249, Suite 600 Houston, TX 77070 ncsmultistage.com

On June 1, 2026, we announced that NCS Multistage has entered into a definitive agreement to be acquired by Weatherford International. Because you hold long-term incentive (LTI) awards, I wanted to walk you through what this means for those awards—both during the period between signing and closing, and after the transaction closes. The descriptions of post-closing treatment below assume the transaction closes; closing is not guaranteed and remains subject to the satisfaction of customary conditions, including required regulatory approvals.

Between signing and closing

Your LTI awards continue to vest on their existing schedules. As always, if you are subject to our quarterly blackout windows or to preclearance, those requirements continue to apply, and you may not trade while in possession of material non-public information. Please keep in mind that awareness of the transaction, or of its status or timing, may itself constitute material non-public information.

When the transaction closes

If and when the transaction closes, your outstanding LTI awards will be assumed by Weatherford and converted into awards covering Weatherford shares, using the share exchange ratio set in the merger agreement (0.5537 Weatherford share for every NCS share). In general terms (as applicable):

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Restricted Stock Units (RSUs). Your RSUs will be assumed by Weatherford and converted into RSUs payable in Weatherford shares, based on the share exchange ratio. Your existing vesting schedule and other terms carry over.

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Equivalent Stock Units (ESUs). Your ESUs will be assumed by Weatherford and converted into RSUs payable in Weatherford shares, based on the share exchange ratio. Your existing vesting schedule and other terms carry over, with two changes that result in a net benefit. First, your ESUs convert into equity-settled awards (RSUs, settled in Weatherford shares) rather than cash-settled awards. Second, the maximum value cap on your ESUs will be removed upon conversion. By way of reference, the cap was $30.78 per share for the March 2024 grant, $57.62 per share for the March 2025 grant, $61.34 for the July 2025 grant, and $77.62 for the March 2026 grant.

World Headquarters 19350 State Highway 249, Suite 600 Houston, TX 77070 ncsmultistage.com

Insider trading rules continue to apply

This is important: both before and after closing, you remain subject to insider trading laws and to our insider trading policy. You may not trade in NCS stock—or, after closing, in Weatherford stock—while you are aware of material non-public information. If you have any questions about whether you are clear to trade, please reach out before you act.

This letter is a summary of the anticipated treatment of certain LTI awards, including the awards described above, and does not modify the terms of your LTI awards or the transaction. The terms of the transaction and your LTI awards are governed by the merger agreement, your applicable award agreements, and the NCS long-term incentive plan. In the event of any discrepancy between this letter and those documents, those documents control.

If you have questions about your specific awards, please contact Ori Lev. I know this is a lot to absorb, and we’re here to help.

Ori Lev

Executive Vice President, General Counsel and Secretary

Forward-Looking Statements

This communication includes statements, which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements, and any related oral statements, can be identified by the use of terms such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “outlook,” “budget,” “intend,” “strategy,” “plan,” “guidance,” “may,” “should,” “could,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, although not all forward-looking statements contain these identifying words. These statements include, but are not limited to, statements about the expected timing and completion of the proposed transaction between Weatherford International plc (“Weatherford”) and NCS Multistage Holdings, Inc. (“NCS Multistage”), the anticipated benefits of the proposed transaction, and plans and expectations for the new combined company after the completion of the proposed transaction. Such statements are based upon the current beliefs of Weatherford’s and NCS Multistage’s management and are subject to significant risks, assumptions, and uncertainties. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those indicated in our forward-looking statements. Readers are cautioned that

World Headquarters 19350 State Highway 249, Suite 600 Houston, TX 77070 ncsmultistage.com forward-looking statements are only estimates and may differ materially from actual future events or results, based on factors including but not limited to the ability to complete the proposed transaction on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite regulatory approvals; risks related to difficulties, inabilities or delays in integrating the parties’ businesses; the ability to realize the anticipated benefits of the proposed transaction, including estimated synergies; the occurrence of any event, change or other circumstance that could give rise to the right of either or both parties to terminate the Merger Agreement; the potential impact of the announcement or consummation of the proposed transaction on the parties’ stock price and on their respective business, contractual and operational relationships; risks related to business disruptions from the proposed transaction that may harm the business or current plans and operations of either or both parties, including diversion of management time from ongoing business operations; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of either or both parties to hire and retain key personnel; the outcome of any legal proceedings that may be instituted against Weatherford or NCS Multistage, or their respective directors; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities; as well as the factors and risks described in Weatherford’s Annual Report on Form 10-K for the year ended December 31, 2025 and NCS Multistage’s Annual Report on Form 10-K for the year ended December 31, 2025, and, in each case, in subsequent filings with the U.S. Securities and Exchange Commission. Other unpredictable factors not discussed in this communication could also have material adverse effects on forward-looking statements. You should not place undue reliance on any of NCS Multistage’s forward-looking statements.

Any forward-looking statement speaks only as of the date on which such statement is made, and NCS Multistage undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law, and we caution you not to rely on them unduly.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or in a transaction exempt from the registration requirements of the Securities Act.

World Headquarters 19350 State Highway 249, Suite 600 Houston, TX 77070 ncsmultistage.com

Additional Information About the Transaction and Where to Find It

In connection with the proposed transaction, Weatherford intends to file a registration statement on Form S-4 (the “Form S-4”) that also constitutes a prospectus of Weatherford with respect to the shares of Weatherford to be issued in the proposed transaction (the “prospectus”) and NCS Multistage intends to file an information statement on Schedule 14C, with the Securities and Exchange Commission (the “SEC”). Each of Weatherford and NCS Multistage may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form S-4 or prospectus or any other document that Weatherford or NCS Multistage may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form S-4 and the information statement/prospectus (if and when available) and other documents containing important information about Weatherford, NCS Multistage and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Weatherford will be available free of charge on Weatherford’s website at https://weatherford.com/investor-relations/home. Copies of the documents filed with, or furnished to, the SEC by NCS Multistage will be available free of charge on NCS Multistage’s website at https://ir.ncsmultistage.com. The information included on, or accessible through, Weatherford’s or NCS Multistage’s website is not incorporated by reference into this communication.